Exhibit 99.1

Intermap Announces Date for Fourth Quarter and Full Year 2025 Financial Results

DENVER, March 24, 2026 – Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced that it will release its fourth quarter and full year 2025 financial results after market close on March 31, 2026.

Intermap’s CEO Patrick A. Blott and CFO Jennifer Bakken will host a live webinar that same day at 5:00 pm ET to review the Company’s financial results and answer investor questions following the presentation.

Intermap welcomes shareholders, analysts, investors, media representatives, and other stakeholders to attend the webinar to discuss fourth quarter and full year 2025 results.

Conference Call Details

DATE	March 31, 2026
TIME	5:00 pm ET
WEBCAST	Register

A replay of the webinar and supporting materials will be posted on the investor relations page of the Company’s website following the event.

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue growth, EBITDA margin, future contracting, constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken
Executive Vice President and CFO
CFO@intermap.com
+1 (303) 708-0955

Sean Peasgood
Investor Relations
Sean@SophicCapital.com
+1 (647) 260-9266